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MAR 01 2011

Washington, DC
106

SEC 11020156 **IISSION**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67616

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2010___ AND ENDING___December 31, 2010___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TPG Capital BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Commerce Street, Suite 3300
(No. and Street)

Fort Worth   Texas   76102
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Martin L. Davidson   817-871-4019
          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – if individual, state last, first, middle name)

201 Main Street, 9th Floor   Fort Worth   Texas   76102
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Martin L. Davidson__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__TPG Capital BD, LLC__ , as

of __December 31__ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

CAROL G. DEBELLIS
MY COMMISSION EXPIRES
October 13, 2014

_____
Signature

__Financial Operations Principal__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

Table of Contents



KPMG LLP
900 Wells Fargo Tower
201 Main Street
Fort Worth, TX 76102

Report of Independent Registered Public Accounting Firm

The Member
TPG Capital BD, LLC:

We have audited the accompanying statement of financial condition of TPG Capital BD, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TPG Capital BD, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 25, 2011

TPG Capital BD, LLC
Statement of Financial Condition

		December 31, 2010
ASSETS		
Cash and Cash Equivalents	$	168,602
Due from Affiliate		147,506
Other Assets		11,722
Total Assets	$	327,830

LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Income Taxes Payable	$	2,157
Legal Fees Payable		59,717
Total Liabilities		61,874
Member's Equity		265,956
Total Liabilities and Member's Equity	$	327,830

TPG Capital BD, LLC
Statement of Operations

	Year Ended December 31, 2010
REVENUES	
Private Placement Service Fees from Affiliate	$ 1,458,415
Other Income	162
Total Revenues	1,458,577
EXPENSES	
Administrative Services from Affiliate	1,234,413
Professional Services	154,433
Total Expenses	1,388,846
Income Before Income Tax Expense	69,731
Income Tax Expense	2,278
Net Income	$ 67,453

TPG Capital BD, LLC
Statement of Changes in Member's Equity

	Member's Equity
Balance at December 31, 2009	$ 198,503
Net Income	67,453
Balance at December 31, 2010	$ 265,956

	Year Ended December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 67,453
Adjustments to Reconcile Net Income to	
Net Cash Used in Operating Activities:	
Net Change in Due from Affiliate	(84,535)
Decrease in Other Assets	(3,103)
Increase in Income Taxes Payable	627
Increase in Legal Fees Payable	38,377
Decrease in Other Liabilities	(20,173)
Net Cash Used In Operating Activities	(1,354)
Net Change in Cash and Cash Equivalents	(1,354)
Cash and Cash Equivalents at Beginning of Year	169,956
Cash and Cash Equivalents at End of Year	$ 168,602

(1) **Organization and Business Description**

TPG Capital BD, LLC (the "Company") is a Texas limited liability company organized on March 21, 2007 and is 100% owned by TPG Capital, L.P. ("Parent" or "Member"). The Member's liability for the debts of the Company or any of its losses is limited to the amount of the Member's capital contributions.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 engaging in the private placements of securities. The securities that the Company offers consist primarily of investment fund securities issued by certain "private equity" funds and other funds that the Company's Parent and affiliates manage individually or through their principals.

(2) **Significant Accounting Policies**

Basis of Accounting

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). Amounts reflected in these financial statements are in U.S. dollars.

Income Taxes

The Company is a disregarded entity that is not treated as separate from the Member, and is treated as a Partnership for U.S. income tax purposes. As such, no federal income taxes have been provided for by the Company in the accompanying financial statements as the Member is individually responsible for reporting income or loss based upon its share of the Company's income and expenses as reported for income tax purposes. However, the Company has recorded a state income tax expense on its trade and business activities of $2,278 for the year ended December 31, 2010.

The Company adopted the provisions of FASB ASC 740, *Income Taxes* (originally issued as FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined, on January 1, 2009. The Company analyzed its tax filing positions in all of the tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. Based on this review, no liabilities for uncertain income tax positions were required to have been recorded pursuant to FASB ASC 740. In addition, the Company determined that it did not need to record a cumulative effect adjustment related to the adoption of FASB ASC 740.

The Company recognizes accrued interest and penalties related to uncertain tax positions in operating expenses in the statements of operations, which is consistent with the recognition of these items in prior reporting periods. As of December 31, 2010, the Company did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions.

The Company's income and expense has been included in the tax returns of the Member as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Member is subject to examination by federal and certain state and local tax regulators. The Member's state and local tax returns are generally subject to audit from 2007 through 2009. The company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

6

(2)   **Significant Accounting Policies - continued**

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Private Placement Service Fees from Affiliate represent advisory fees in accordance with the Private Placement Services Agreement (the "Agreement") with the Parent, and are recognized as earned. The Agreement is a cost plus arrangement, which provides for private placement service fee income in excess of total expenses, including income tax expense, during any financial statement period.

Cash and Cash Equivalents
Cash and Cash Equivalents include cash on deposit with banks, investments in money market funds and other short-term investments with an initial maturity of 90 days or less.

(3)   **Net Capital Requirements**
As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate debit balances, as defined in the Securities and Exchange Commission's Reserve Requirement (Rule 15c3-3). At December 31, 2010, the Company had net capital of $106,728 and was $101,728 in excess of its required net capital of $5,000.

(4)   **Rule 15c3-3**
The Company is exempt from Rule 15c3-3 under subsection (k)(2)(i). Under this exemption, *the Computation for Determination of Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

(5)   **Related Party Transactions**
The Parent provides administrative services to the Company as necessary to support the operation of the Company's current business. During the year ended December 31, 2010 the Company incurred expenses of $1.2 million with the Parent for administrative services provided under the Agreement. Amounts due to and due from affiliates on the Statement of Financial Condition represent balances with the Parent related to accrued revenue and expenses.

(6)   **Subsequent Events**
There have been no subsequent events through February 25, 2010, the date that the Company's financial statements were available to be issued, that require recognition or disclosure in such financial statements.

TPG Capital BD, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

		December 31, 2010
Total Member's Equity per the Accompanying Financial Statements	$	265,956
Less:		
Nonallowable Assets		159,228
Net Capital		106,728
Computation of Basic Net Capital Requirements:		
Minimum Net Capital Required (the greater of $5,000 or 6 2/3% of Aggregate Indebtedness)		5,000
Excess Net Capital	$	101,728
Aggregate Indebtedness	$	61,874
Ratio of Aggregate Indebtedness to Net Capital		0.58 to 1

Note: There are no material differences from the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2010



KPMG LLP
900 Wells Fargo Tower
201 Main Street
Fort Worth, TX 76102

Report of Independent Registered Public Accounting Firm

The Member
TPG Capital BD, LLC:

In planning and performing our audit of the financial statements of TPG Capital BD, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 067616   FINRA   DEC
> TPG CAPITAL BD LLC   19*19
> 301 COMMERCE ST STE 3300
> FORT WORTH TX 76102-4133

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Martin L. Davidson (817) 871-4019

2. A. General Assessment (item 2e from page 2) $ 3,646

   B. Less payment made with SIPC-6 filed (exclude interest)   (1,437)

      7-28-2010
      Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   2,209

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,209

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ 2,209

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TPG Capital BD, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25th day of February , 2011 .

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __Jan. 1__, 20**10**
and ending __Dec. 31__, 20**10**
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __1,458,577__

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions

2d. SIPC Net Operating Revenues $ __1,458,577__

2e. General Assessment @ .0025 $ __3,646__
       (to page 1, line 2.A.)



KPMG LLP
900 Wells Fargo Tower
201 Main Street
Fort Worth, TX 76102

Report of Independent Registered Public Accounting Firm

The Member
TPG Capital BD, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by TPG Capital BD, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check copies, noting no differences;

2. Compared the amounts on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the for the year ended December 31, 2010, noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2011

TPG Capital BD, LLC

Financial Statements
*(with Independent Auditors'
Report Thereon)*
December 31, 2010

